Exhibit 99.1

UPDATE - YM BIOSCIENCES TO ACQUIRE EXIMIAS PHARMACEUTICAL CORPORATION
- U.S. based Eximias to become a wholly-owned subsidiary of YM -

MISSISSAUGA, Canada - April 16, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today provided additional information regarding the definitive agreement it has entered into to acquire Eximias Pharmaceutical Corporation (Berwyn, Pennsylvania), a privately-held pharmaceutical company engaged in the acquisition, development and commercialization of products for the treatment of cancer and cancer related-disorders.

The acquisition is designed to amplify YM's critical mass, specifically in its management team and cash resources. It allows YM to expand capabilities for the development and commercialization of the products currently in clinical development and to establish a presence in the US, particularly within the oncology and financial communities. There is no intention to further develop the products in the Eximias portfolio at this time.

Eximias employs a seasoned management team and currently has cash resources in excess of US $30 million. From the current cash resources of Eximias certain Eximias shareholders may be paid in cash, provided that at closing Eximias cash resources will be a minimum of $25 million. YM will purchase Eximias for a number of common shares equivalent to the cash resources of Eximias at closing, or approximately 4.5 million shares at the minimum, as well as a premium of approximately 450,000 shares in recognition of the value of the organization. YM's common shares will be issued at the VWAP (volume weighted average price) for the five-day period prior to the closing of the transaction but limited to a range of 15% of the 5-day VWAP on April 13th, the date of signing.

The definitive agreement has been approved by the Boards of Directors of both companies and by the stockholders of Eximias.  Approval by YM shareholders is not required.  The transaction is expected to close in early May 2006, subject to the satisfaction of certain closing conditions, at which time Eximias will become a wholly-owned subsidiary of YM operating as YM BioSciences USA Inc. and will serve as YM’s base of operations in the United States. In order to maintain compliance with United States securities laws, communications regarding the transaction must remain limited until closing, at which time management intends to schedule a conference call with investors and analysts.

Upon completion of the transaction, Mr. David Allan will continue as Chairman and CEO of YM BioSciences and several appointments will be made to YM’s Board of Directors and management team.  Ms. Gail Schulze, currently President and CEO of Eximias, will become President of YM BioSciences and CEO of YM BioSciences USA Inc., as well as a Director of YM. Ms. Schulze has more than 25 years of pharmaceutical industry experience. Dr. James Barrett, currently a member of the Eximias Board of Directors, will become a Director of YM.  The other eight members of YM’s Board of Directors will continue to serve in their current capacity.

The current management team of YM BioSciences will remain in place and be expanded to include senior members of the Eximias management team in Clinical, Regulatory, Marketing, Manufacturing and Corporate Development.

The YM common shares to be offered to Eximias stockholders pursuant to the transactions have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements of the Act.

Enquiries:
David Allan, CEO	Gail Schulze, President and CEO
YM BioSciences Inc.	Eximias Pharmaceutical Corporation
Tel: 905-629-9761	Tel: 610-560-0665